TITAN INTERNATIONAL, INC.

August 24, 2012

Rufus Decker
Accounting Branch Chief
United States
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Titan International, Inc.
Form 10-K for the Year ended December 31, 2011
Filed February 23, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed July 26, 2012
Response dated August 8, 2012
File No. 1-12936

Dear Mr. Decker,

We are responding to your comment letter dated August 15, 2012, which relates to Titan’s August 8, 2012 response to your previous comment letter.  Please see the attached Exhibit A for the Company’s responses to your letter.

Please do not hesitate to contact Paul Reitz at 217-221-4455 or Cheri Holley at 217-221-4484 if you have any questions concerning the Company’s response.

Sincerely,

/s/ Paul G. Reitz	/s/ Cheri T. Holley
Paul G. Reitz	Cheri T. Holley
Chief Financial Officer	Vice President, Secretary
and General Counsel

EXHIBIT A – COMMENTS & RESPONSES

Form 10-Q for the Quarter Ended June 30, 2012

Item 1 – Financial Statements

Note 14 – Supply Agreement Termination Income, page 13

1.	We note your response to prior comment one from our letter dated August 2, 2012 and have the following additional comments:
•
As previously requested, please provide the terms of the original supply agreement. Clarify whether there was a minimum number of non-farm tires you were required to provide to Goodyear. With reference to the terms of the supply agreement, please tell us how you determined the original value of liability recorded in connection with this agreement.

•	Please clarify whether there is a minimum number of non-farm tires that the Company must sell in order to fulfill its obligations under the new royalty agreement with Goodyear.

Response to comment 1:

In April 2011, Titan International, Inc. (“Titan” or the “Company”) acquired The Goodyear Tire & Rubber Company’s (“Goodyear”) Latin American farm tire business.  The acquisition of Goodyear’s Latin American farm tire business included a manufacturing facility in Sao Paulo, Brazil.  In addition to farm tires, the Sao Paulo facility produced other products, primarily truck tires.  Titan did not purchase the non-farm tire business as a part of the acquisition of the Latin American farm tire business.  At the time of the Latin American farm tire acquisition, Titan and Goodyear entered into a three year supply agreement under which the Sao Paulo facility would continue to produce non-farm tires for Goodyear.  The original supply agreement terms included the following:
•	Term – Three years with the potential for renewals if desired by both parties.
•	Items to be supplied – The agreement specified which non-farm tires were to be provided under the agreement.
•	Not a requirements contract – The agreement specified that Goodyear was not prohibited from manufacturing or procuring the non-farm tires from other sources.
•	Quantities – The agreement provided for a minimum and maximum quantity of non-farm tires to be supplied.
•
Pricing – The agreement set pricing based on Goodyear’s direct and indirect costs attributable and allocated to the manufacture of non-farm tires at the Sao Paulo facility at the date of the agreement.  The agreement allowed for quarterly price increases and decreases as a result of fluctuations in raw material costs only.

The original value of the supply agreement liability was recorded as a part of the fair value analysis performed for the purchase of the Goodyear Latin America Farm Tire business.  A loss of profit was calculated using projected supply agreement sales and the expected margin on the non-farm tires if sold in a third party market.  The supply agreement liability was recorded as the present value of the cash flow from the calculated loss of profit.

The new royalty agreement does not include a minimum number of non-farm tires that the Company must sell.  The royalty paid to Goodyear will be based on actual sales of the products covered under the agreement.

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